

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2012

<u>Via E-mail</u>
Stephane Bello
Chief Financial Officer
Thomson Reuters Corporation
3 Times Square
New York, NY 10036

   Re: **Thomson Reuters Corporation**
       Form 40-F for Fiscal Year Ended December 31, 2011
       Filed March 19, 2012
       File No. 001-31349

Dear Mr. Bello:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Lyn Shenk

             Lyn Shenk
             Branch Chief